UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER
001-36366

CUSIP NUMBER
30259W104

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________

PART I — REGISTRANT INFORMATION

Fundamental Global Inc.
Full Name of Registrant

FG Financial Group, Inc.
Former Name if Applicable

108 Gateway Blvd, Suite 204
Address of Principal Executive Office (Street and Number)

Mooresville, NC 28117
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, on February 29, 2024, FG Financial Group, Inc., a Nevada corporation (“FGF” or the “Company”), and FG Group Holdings Inc., a Nevada corporation (“FGH”), completed the previously announced merger transaction pursuant to the Plan of Merger, dated as of January 3, 2024 (the “Merger Agreement”), by and among the Company, FGH and FG Group LLC, a Nevada limited liability company and wholly owned subsidiary of FGF (the “Merger Sub”). Pursuant to the terms of the Merger Agreement and in accordance with the Nevada Revised Statutes, FGH merged with and into the Merger Sub (the “Merger”), with the Merger Sub as the surviving entity and wholly owned subsidiary of FGF. Following the Merger, on February 29, 2024, the Company amended its Amended and Restated Articles of Incorporation to change its name to Fundamental Global Inc. Further, the Company has recently engaged a new independent registered public accounting firm.

Although the Company has devoted substantial time and effort, the Company has determined that it is unable to file the Form 10-Q by the prescribed due date without unreasonable effort or expense. The Company is finalizing its review procedures related to this first Form 10-Q following the merger and its newly appointed auditors are completing their review procedures. The Company intends to file its Form 10-Q with the SEC as promptly as practicable. The Company is not presently aware of any circumstances that would prevent it from filing its Form 10-Q on or before the fifth calendar day following the prescribed due date in compliance with Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark D. Roberson	(704)	323-6851
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company incorporates by reference its response to Part III. The Merger is being accounted for as a reverse acquisition. In accordance with “reverse merger” accounting treatment, the Company’s historical financial statements as of and for periods ended prior to the Merger are being replaced with the historical financial statements of the acquiree (FGH) prior to the Merger in all periodic reports filed with the SEC with respect to periods ending on or after February 29, 2024, the date on which the Merger was consummated. The Company anticipates reporting a loss from continuing operations of approximately $4.4 million for the quarter ended March 31, 2024, as compared to a loss from operations of approximately $4.0 million for the quarter ended March 31, 2023. The most significant changes in results of operations from the corresponding period for the last fiscal year relate to the Merger including inclusion of the operating results of the legacy FGF entity for the one-month period following the Merger, a $1.8 million non-cash gain arising from purchase accounting, and a $1.4 million non-cash impairment charge relating to the previously announced sale of the Company’s Digital Ignition building.

FUNDAMENTAL GLOBAL INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2024	By:	/s/ Mark D. Roberson
	Name:	Mark D. Roberson
	Title:	Chief Financial Officer